Annual Report

Cover Page

Name of issuer:

Young Mountain Tea Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/7/2022

Physical address of issuer:

416 E Magnetic Street
Marquette MI 49855

Website of issuer:

https://youngmountaintea.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1.046.537.00	$998.380.00

Cash & Cash Equivalents:	$159,525.00	$120,825.00
Accounts Receivable:	$43,730.00	$33,952.00
Current Liabilities:	$183,653.00	$557,329.00
Non-Current Liabilities:	$151,185.00	$227,794.00
Revenues/Sales:	$335,199.00	$298,085.00
Cost of Goods Sold:	$226,229.00	$184,921.00
Taxes Paid:	$2,710.00	$1,650.00
Net Income:	($225,794.00)	($31,287.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Young Mountain Tea Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Gustavo Mamao	Impact Investing Director	Daisa Enterprises	2022
Adhiraj Murthy Vable	Founder & CEO	Young Mountain Tea	2013
Laura Fieselman	Head of Operations	Salient	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Lucas James Ahlquist	Secretary	2016
Lucas James Ahlquist	CFO	2016
Adhiraj Murthy Vable	President	2013
Adhiraj Murthy Vable	CEO	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Adhiraj Murthy Vable	790000.0 Common Shares	47.57

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option,

warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Highly competitive market.
In highly competitive and established markets such as tea, the success of a company is dependent on factors outside of the team's control, such as general economic conditions and market and customer acceptance, which can be critical factors that are nearly impossible to predict. Even if the Company is currently or subsequently successful after the investment is received, consumer tastes and preferences can change rapidly and are often unpredictable.

The Company relies on its small team of Executive Officers.

The Company depends on its founder, Adhiraj Vable, and, other senior management. Due to the specialized knowledge the Executive Officers possess, the loss of their service could adversely affect the business. Additionally, Lucas Ahlquist is part-time. Accordingly, no person should invest unless he/she/it is willing to entrust most aspects of the management of the Company to the Company's founder and executive officers.

Attracting Talent. In order to compete, the Company must attract, retain, and motivate key employees, including those in managerial, operations, service, sales, and marketing. Hiring and retaining qualified employees in all areas of the Company is critical to its business. If the Company fails to adequately hire and retain employees, the Company's business will suffer. It is anticipated that the Company may have to pay higher than average wages and compensation in order to attract and retain key employees, as the current hiring environment is highly competitive.

Agriculture & Climate Change
The company works with an agricultural product whose creation is connected to weather patterns that are increasingly variable with climate change. Unexpected droughts or flooding could impact the availability of the company's products.

Management's Discretion in Use of Proceeds. The Company intends to use the estimated net proceeds for working capital and general corporate purposes, and not any personal, family, or household purpose. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering.

Risks Related to Consumable Products. Preparing and serving quality drinks and other consumable products to consumers requires strict oversight and sanitary standards. Although we hope to maintain consistent standards and taste, there is a possibility that our products and offerings may change over time or due to unexpected storage or distribution conditions. These unexpected changes to our products and offerings could cause consumers to be displeased, leading them to opt for products and offerings with more consistent standards and taste.

Limited Cash Reserves and Expected Negative Operating Cash Flow During Growth.

The Company expects to experience negative operating cash flows when expanding and entering into new markets and opportunities. The development and expansion of the business will require additional capital, which the Company may be unable to obtain on suitable terms, or at all. If it is unable to obtain adequate funding on suitable terms, or at all, the Company may have to delay, reduce, or eliminate some or all of its expansion, advertising, marketing, product development efforts, general operations, or any other initiatives.

Food Safety Risks. All food and beverage contain a degree of food safety risk. Tea is widely regarded as low-risk within food safety because it is prepared using boiling water, which kills most pathogens, and because it is not directly consumed, but only its water soluble compounds drunk. Nevertheless, as a food product, the occurrence or reports of foodborne illness or other food safety issues, food contamination or tampering, employee hygiene and cleanliness failures could lead to claims and litigation against us. These incidents and reports could negatively affect our reputation as well as our business, revenues and profits.

An early-stage company
The Company was initially formed as an LLC in 2013 and converted to a Delaware corporation in 2022. Because of its limited operating history, the Company may not be able to:
Attract and retain customers;
Attract and retain sales and other qualified personnel; or
Raise additional capital when needed.

Lucas James Ahlquist is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred stock	184,501	180,850	Yes ⌄
Common Stock	2,000,000	1,215,582	Yes ⌄
Series Seed Preferred stock - 1	281,398	264,062	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Common Stock reserved for issuance under the Equity Incentive Plan: 293,689; options granted: 6,954

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	US Small Business Administration
Issue date	06/05/20
Amount	$39,600.00
Outstanding principal plus interest	$36,841.00 as of 02/28/26
Interest rate	3.75% per annum
Maturity date	06/05/50
Current with payments	Yes

30 year term loan (maturity date: 06/05/2050

Loan

Lender	Craft3
Issue date	09/01/21
Amount	$100,000.00
Outstanding principal plus interest	$59,188.00 as of 02/28/26
Interest rate	3.0% per annum
Maturity date	07/15/29
Current with payments	Yes

Collateral: Inventory

Loan

Lender	The Untours Foundation
Issue date	09/01/22
Amount	$50,000.00
Outstanding principal plus interest	$27,101.00 as of 02/28/26
Interest rate	0.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue share loan with 2.8% monthly revenue going to pay back the loan. A total of $4k was paid to Untour over the course of the loan which is factored into the outstanding principal plus interest.

Loan

Lender	3rd Creek Foundation
Issue date	12/20/22
Amount	$25,000.00
Outstanding principal plus interest	$11,803.00 as of 02/28/26
Interest rate	5.0% per annum
Maturity date	01/01/28

Current with payments	Yes

Loan

Lender	Craft3
Issue date	04/10/23
Amount	$150,000.00
Outstanding principal plus interest	$73,601.00 as of 02/28/26
Interest rate	5.0% per annum
Maturity date	07/10/28
Current with payments	Yes

Collateral: Inventory

Loan

Lender	Friends of Tilonia, Inc.
Issue date	10/15/24
Amount	$25,000.00
Outstanding principal plus interest	$19,538.00 as of 02/28/26
Interest rate	7.0% per annum
Maturity date	10/15/29
Current with payments	Yes

Loan

Lender	Jodi Wedeen
Issue date	05/25/25
Amount	$6,500.00
Outstanding principal plus interest	$5,138.00 as of 02/28/26
Interest rate	6.0% per annum
Maturity date	06/25/28
Current with payments	Yes

Loan

Lender	Binky and the Brain LLC
Issue date	08/07/25
Amount	$34,000.00
Outstanding principal plus interest	$28,526.00 as of 02/28/26
Interest rate	5.5% per annum
Maturity date	02/07/29

Current with payments	Yes

Loan

Lender	GS Haly
Issue date	01/12/26
Amount	$32,869.00
Outstanding principal plus interest	$31,616.00 as of 02/28/26
Interest rate	5.0% per annum
Maturity date	12/12/28
Current with payments	Yes

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2022	Other	Convertible Note	$50,000	General operations
3/2022	Other	Convertible Note	$232,500	General operations
3/2022	Other	Convertible Note	$10,000	General operations
9/2022	Other		$50,000	General operations
7/2024	Section 4(a)(2)		$1,115,766	General operations
11/2024	Regulation Crowdfunding	Preferred stock	$49,999	General operations
11/2024	Regulation Crowdfunding	Preferred stock	$49,999	General operations
3/2025	Regulation Crowdfunding	Preferred stock	$24,999	General operations
3/2025	Regulation Crowdfunding	Preferred stock	$4,999	General operations
5/2025	Regulation Crowdfunding	Priced Round	$335,106	General operations
11/2025	Regulation Crowdfunding	Preferred stock	$24,999	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed

to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Adhiraj Vable
Amount Invested	$29,697.00
Transaction type	Other
Issue date	12/01/19
Relationship	Company Founder

Founder Injection of Cash

Name	Pushpa Murthy
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	04/01/20
Outstanding principal plus interest	$0.00 as of 02/28/26
Interest rate	10.0% per annum
Maturity date	03/18/26
Current with payments	Yes
Relationship	Parent

Name	Akhil Wable
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	03/09/22
Interest rate	5.0% per annum
Discount	15.0%
Maturity date	04/15/26
Converted	Yes

Valuation cap	$2,500,000.00
Relationship	Cousin

Name	Laura Fieselman
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	03/29/22
Interest rate	10.0% per annum
Discount	15.0%
Maturity date	04/15/26
Converted	Yes
Valuation cap	$2,500,000.00
Relationship	Board of Director

Amount Invested	$49,999.00
Transaction type	Priced round
Issue date	11/22/24

Name	Laura Fieselman
Amount Invested	$4,999.00
Transaction type	Priced round
Issue date	03/13/25
Relationship	Board Member

Name	Brendan Shah
Amount Invested	$34,000.00
Transaction type	Loan
Issue date	08/07/25
Outstanding principal plus interest	$28,526.00 as of 02/28/26
Interest rate	5.5% per annum
Maturity date	02/07/29
Current with payments	Yes
Relationship	Investor, Advisor, Friend

Name	Akhil Wable
Amount Invested	$24,999.00
Transaction type	Priced round

Issue date	11/22/25
Relationship	Cousin

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Sharing Ownership Of The Tea Trade With Farmers

Milestones

Young Mountain Tea Inc. was incorporated in the State of Delaware in January 2022.

Since then, we have:

- Launched a farmer-owned processing facility in the Himalayas w/ USAID, Acumen, and others
- Secured sales contracts with Fortune 500 companies & a national distributor
- Featured in Forbes, Food Industry Executive
- Company started with a promise: if farmers would grow tea, we'd sell it.
- Certified organic, single-origin teas in sustainable packaging from a BIPOC owned brand
- 1% of sales donated to farmers

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $335,199 compared to the year ended December 31, 2024, when the Company had revenues of $298,085. Our gross margin was 32.51% in fiscal year 2025, and 37.96% in 2024.
- *Assets.* As of December 31, 2025, the Company had total assets of $1,046,537, including $159,525 in cash. As of December 31, 2024, the Company had $998,380 in total assets, including $120,825 in cash.
- *Net Loss.* The Company has had net losses of $225,794 and net losses of $31,287 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.
- *Liabilities.* The Company's liabilities totaled $334,838 for the fiscal year ended December 31, 2025 and $785,123 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $644,139 in debt, $490,100 in equity, and $292,500 in convertibles.
The Company currently has sufficient cash on hand to support operations for approximately 8 months based on its present operating plan.
We plan to use the proceeds as set forth in this Form C under "Use of Funds". At this time, we do not have other committed sources of capital.
The Company will require additional financing to support operations beyond its current runway. The timing and amount of such financing will depend on a number of factors, including operational performance and market conditions. Except as otherwise described in this Form C, the Company does not have additional committed sources of capital. There can be no assurance that additional capital will be available on acceptable terms, or at all.

Runway & Short/Mid Term Expenses

Young Mountain Tea Inc. cash in hand is $95,745.36, as of March 2026. Over the last three months, revenues have averaged $30,446.99/month, cost of goods sold has averaged $20,991.24/month, and operational expenses have averaged $22,523.65/month, for an average burn rate of $13,067.90 per month. Our intent is to be profitable in 20 months.

There are no material changes or trends in our finances or operations that have occurred since the date that our financials cover.

Forecasts: Revenue 3 Months: $133,645 Revenue 6 Months: $251,463 Expenses 3



Forecasts: Revenue 3 Months: $133,645 Revenue 6 Months: $251,463 Expenses 3 Months: $150,086 (Operating Expenses: $66,699, COGS $83,387) Expenses 6 Months: $294,422 (Operating Expenses: $139,902, COGS $154,520)

We are not currently profitable. Based on our current operating plan, we expect to reach profitability during 2027. To support operations and reach that point, we estimate needing approximately $200,000 in additional funding. This capital will be used for inventory purchases, working capital, and continued growth in our wholesale channel, which we expect to drive improved margins and more consistent revenue.

In addition to funds raised through Wefunder, we have structured repayment terms with key partners to help manage cash flow. We are not yet profitable and are covering short-term burn through a combination of existing cash reserves, ongoing revenue from tea sales, and carefully managed expense management while focusing on growing our wholesale channel.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Adhiraj Murthy Vable, certify that:

(1) the financial statements of Young Mountain Tea Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Young Mountain Tea Inc. included in this Form reflects accurately the information reported on the tax return for Young Mountain Tea Inc. filed for the most recently completed fiscal year.

Adhiraj Murthy Vable

Founder & CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://youngmountaintea.com//invest

The issuer must continue to comply with the ongoing reporting requirements

until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Adhiraj Murthy Vable
Gustavo Mamao
Laura Fieselman
Lucas James Ahlquist

Appendix E: Supporting Documents

ttw_communications_160264_063421.pdf
Young_Mountain_Tea_Amended_and_Restated_Certificate_of_Incorporation_11-6-24.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    YMG Tea Preferred Stock Agreement

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Adhiraj Murthy Vable

    Gustavo Mamao

    Laura Fieselman

    Lucas James Ahlquist

  Appendix E: Supporting Documents

    ttw_communications_160264_063421.pdf
    Young_Mountain_Tea_Amended_and_Restated_Certificate_of_Incorporation_11-6-24.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Young Mountain Tea Inc.

By

Adhiraj Murthy Vable

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Adhiraj Murthy Vable
_____

Founder & CEO
4/1/2026

Laura Collier Fieselman
_____

Director
4/1/2026

Lucas James Ahlquist
_____

CFO & Secretary
4/8/2026